                                                               EXHIBIT 99.(B)(9)

                                                                           DRAFT
                                                                           -----
                                                                    CONFIDENTIAL
                                                                    ------------




                                Project Big Mac


                               Review of Jupiter




                               SIMMONS & COMPANY

                                 INTERNATIONAL

                                  MARCH 1999

                              TRANSMITTAL LETTER
                              ------------------

This confidential memorandum ("Memorandum") has been prepared by Simmons & Company International ("Simmons") for the Independent Committee of the Board of Directors of Jupiter (the "Independent Committee") as a review of certain issues related to a potential transaction between Jupiter and Mars (the "Proposed Transaction").

This Memorandum is intended as background information for use by the Independent Committee and does not puport to be all-inclusive or to contain all of the information which the Independent Committee may desire or need to evaluate the Proposed Transaction.

In preparing this Memorandum, Simmons has relied on publicly available financial and market information as well as internal information provided by Mars and Jupiter. Simmons has not independently verified such information but has relied on its preparers for its accuracy and completeness. Simmons, therefore, make no express or implied warranty with respect to the accuracy or completeness of the information contained herein or as to the non-occurrence of any change in the affairs of Jupiter or Mars since the dates as of which information is provided herein. Financial projections presented herein are based on managements' and third-party analyses of information available at the time this Memorandum was prepared, and there is no express or implied warranty that any of the projections will be realized.



SIMMONS & COMPANY INTERNATIONAL

March 1999

                               TABLE OF CONTENTS
                               -----------------

                                                                          TAB
                                                                          ---

REVIEW OF JUPITER OPERATIONS................................................A



FINANCIAL PERFORMANCE.......................................................B

--------------------------------------------------------------------------------

                         Review Of Jupiter Operations

--------------------------------------------------------------------------------

Summary History of Jupiter
--------------------------------------------------------------------------------

Prior to 1995   Jupiter operated as a wholly owned subsidiary of Mars.

1995 Jupiter becomes a publicly traded company as a result of a two-step transaction. Mars contributed substantially all of its marine construction services businesses to Jupiter in exchange for common and preferred stock plus debt from Jupiter. Subsequently, Offshore Pipelines, Inc. ("OPI"), a NYSE listed company, was merged into Jupiter. As a result of these transactions, Mars owned approximately 61 percent of Jupiter common stock and former shareholders of OPI owned the remaining 39 percent. In addition, Mars owned preferred stock issued by Jupiter with the face value of $160 million and a long-term note with a face value of $231 million.

1996 Jupiter sold two derrick barges, the DB 101 and 102 into the HeereMac joint venture for $106 million in cash and a note for $105 million.

                Announced the sale of its 49 percent ownership in CCC Fabricaciones y Construcciones, S.A. de C.V. and the DB 15 and DB 21 to Global Industries, Ltd. for $38.0 million.

1997 Jupiter paid a note payable to Mars in the amount of $231 million.

                Roger E. Tetrault becomes Chairman of the Board and Chief Executive Officer of Jupiter and Mars. Robert H. Rawle becomes President and Chief Operating Officer of Jupiter.

                Announce discovery of possible anti-competitive activity in the lift barge service business of HeereMac, a joint venture 50 percent owned by Jupiter.

                Terminated joint venture with HeereMac Offshore Construction Group, generating approximately $319 million in cash as well as title to the DB 101.

1998 Terminated joint venture with ETPM, generating $105 million in cash and title to the DB 1601.

                Announced its Malaysian joint venture, TL Marine Sdn. Bhd., agreed to sell two pipelay and derrick barges to Global Industries, Ltd. for $50 million in cash.

                Sold interest in Mars Engineering (Europe) Limited and announces intention of exiting other European engineering operations.

                Announced share repurchase program for up to three million shares.

1999 Announced tender offer for 9 3/8 percent senior subordinated notes.

                Jupiter announced agreement to sell its Gulf of Mexico Diving Division to Stolt Comex Seaway.

Summary of Revenues By Operating Group
--------------------------------------------------------------------------------
(U.S. dollar amounts in millions)

 . Jupiter provides design, engineering, fabrication, installation and related services for offshore drilling and production platforms, production equipment modules, marine pipelines and subsea production systems. Approximately 25 percent of fiscal 1999 revenues were generated by deepwater or subsea projects.

 . Offshore revenues are were generated through the Company's fleet of 16 heavy lift or pipelay barges (4 of which are in a joint venture).

 . Fabrication revenues result primarily from the fabrication of production facility topside equipment and platform jackets.

 . Historically, Jupiter had provided engineering service for offshore structure construction projects using in-house personnel. Jupiter recently sod part of its U.K. engineering business and plans to outsource all future engineering work except for bid preparation, project management and deepwater/subsea work.

 . Procurement revenues are driven by the mix of EPIC versus non-EPIC contracts in a given year.

             Historical And Projected Revenues By Service Line /1/
             ----------------------------------------------------

                                          Fiscal Year Ending March 31
                                  -----------------------------------------
                                   1996            1997               1998
                                  -------        ---------           ------
Offshore                          $ 548.6         $ 591.0            $ 743.1
Fabrication                         311.6           376.3              455.3
Engineering                         248.3           235.7              276.4
Procurement                         235.9           240.1              425.4
Adjustments and Eliminations        (85.0)          (34.6)             (44.8)
                                 --------        --------           --------
   Total Revenues                $1,259.5        $1,408.5           $1,855.5
                                 ========        ========           ========

-------------------------
/1/ Source: Jupiter 1998 SEC 10-K filing.

Summary Of Jupiter's Offshore Fleet
-------------------------------------------------------------------------------


 . Jupiter has reduced the size of its fleet significantly over the past two years in an effort to gain control over its assets and focus on deepwater/subsea markets.

 . Jupiter's fleet is oriented toward large diameter (greater than 20 inches) trunkline pipelay and heavy lift. Heavy lift projects include the offshore installation or removal of large freestanding platforms along with their modular components.

 .  Large diameter pipelay is most common in the mature GOM, North Sea and Far
   East basins.

 . In response to an evolving market, Jupiter's offshore activity will increasingly shift toward deepwater pipeline and subsea or floating production system installations rather than the installation of fixed platforms.


                                                Lift
                                DP/CM       Capacity (s.t.)               Pipelay Capacity                   Main Operating Theatre
                              ---------    ------------------      ----------------------------------      ------------------------
Derrick/Lay Barges (9)
----------------------
  DB 27                         CM              2,400              Up to 72-inch diameter pipe             Middle East
  DLB 1601/1/                   DP/5/           2,000              S-Lay up to 72-inch diameter pipe       North Sea/Mexico
  DB 28/2/                      CM                860              S-Lay reel system up to 60-inch pipe    Gulf of Mexico
  Ocean Builder/1/              CM              2,000              S-Lay reel system up to 48-inch pipe    Mexico
  DB 17                         CM                860              S-Lay up to 60-inch diameter pipe       Mexico
  DB 26                         CM                900              S-Lay up to 60-inch diameter pipe       Southeast Asia
  KP 1                          CM                800              Up to 60-inch diameter pipe             Southeast Asia
  Hausteco/3/                   CM              2,000              Up to 48-inch diameter pipe             Mexico
  Mixteco/3/                    CM                800              Up to 48-inch diameter pipe             Mexico
Derrick Barbes (4)
------------------
  DB 50/1/                      DP              4,400              J-Lay up to 20-inch umbilicals          Gulf of Mexico
  DB 101/1/                     DP/4/           3,500              Reel system up to 20-inch unbilicals    Gulf of Mexico
  DB 16/1/                      DP                860              Reel system up to 10-inch pipe          Gulf of Mexico
  DB 11/3/                      CM                600              Up to 8-inch diameter pipe              Mexico
Lay Barges (2)
--------------
  LB 30 (DB 30)/5/              CM                N/A              S-Lay up to 60-inch diameter pipe       Southeast Asia
  Olmeca II/3/                  CM                N/A              Up to 56-inch diameter pipe             Mexico
Utility Barges (2)
------------------
  SI.  5000                     CM              5,000              N/A                                     Gulf of Mexico

-----------------------------------------
/1/  Self propelled.
/2/  Cold stacked.
/3/  CMM joint venture 51 percent Protexa - 49 percent Jupiter
/4/  After conversion.
/5/ This vessel is currently in a shipyard being upgraded (adding 2,000+ ton crane). It will be renamed the DB 30 when it becomes available for service in June 1999.

Heavy Lift Vessels By Company
--------------------------------------------------------------------------------


 . Jupiter is a leading competitor in both the large diameter pipelay and heavy lift markets.

 . The principal differentiating factor in the platform installation/removal sector is heavy lift capability.

        Company                 Vessel Name                     Vessel Type                     Maximum Lift
--------------------        ------------------        -----------------------------           -----------------
ETPM                              Polaris               Derrick/Pipelay Barge                   1,600/1,650
ETPM                              DB 801                Derrick/Pipelay Barge                     915/911
---------------------------------------------------------------------------------------------------------------
Global Industries                 Cherokee              Derrick/Pipelay Barge                     650/925
Global Industries                 Cheyenne              Derrick/Pipelay Bury Barge                650/800
Global Industries                 Comanche              Derrick/Pipelay Barge                     640/1,000
Global Industries                 Arapaho               Derrick Barge                             650/800
Global Industries                 Hercules              Derrick/Reel Or S-Lay Pipelay Barge     1,600/2,000
Global Industries                 Shawnee               Derrick/Pipelay Barge                     620/860
---------------------------------------------------------------------------------------------------------------
Heerema                            Balder               Derrick Semi                            5,500/7,000
Heerema                            Thaitf               Derrick Semi                            6,600/13,200
Heerema                           Hermod                Derrick Semi                            7,936/8,930
Heerema/1/                        OHI 5000              Derrick Ship                            3,300/5,311
---------------------------------------------------------------------------------------------------------------
Hyundai                          HD-2500                Derrick/Pipelay Barge                   1,600/2,500
Hyundai                          HD-1000                Derrick Barge                             825/1,000
---------------------------------------------------------------------------------------------------------------
Jupiter                          DB 101                 Derrick Semi                            2,700/3,500
Jupiter                          DB 16                  Derrick/Reel-Lay Barge                    600/860
Jupiter                          DB 17                  Derrick/Pipelay Barge                     657/860
Jupiter                          DB 26                  Derrick/Pipelay Barge                     800/1,000
Jupiter                          DB 27                  Derrick/Pipelay Barge                   1,400/2,400
Jupiter                          DB 28                  Derrick/Pipelay Barge                     600/860
Jupiter                          DB 50                  Derrick/Reel Or J-Lay Barge             3,527/4,400
Jupiter/2/                       DB II                  Derrick/Pipelay Barge                     600/825
Jupiter                         DLB 1601                Derrick/Pipelay Barge                   1,740/2,000
Jupiter/2/                      Huasteco                Derrick/Pipelay Ship                    1,600/2,000
Jupiter                           KP 1                  Derrick/Pipelay Barge                     600/800
Jupiter/2/                      Mixteco                 Derrick/Pipelay Ship                      300/800
Jupiter                      Ocean Builder I            Derrick/Pipelay Vessel                  1,600/2,000
---------------------------------------------------------------------------------------------------------------
National Petroleum Const.      DLB 1000                 Derrick/Pipelay Barge                     625/1,270
National Petroleum Const.      HLS 2000                 Derrick Ship                            1,800/2,000
---------------------------------------------------------------------------------------------------------------
Nippon Steel                    Kuroshio                Derrick/Pipelay Barge                   2,000/2,500
Nippon Steel                  Kuroshio II               Derrick/Pipelay Barge                     800/1,038
---------------------------------------------------------------------------------------------------------------
Saipem/3/                     Castoro Otto              Derrick/Pipelay Ship                      200/2,500
Saipem                        Pearl Marine              Derrick Ship                            1,800/2,400
Saipem                       Saipem S-7000              Derrick/J-Lay Semi                      7,717/15,400


                                 Maximum
                                  Pipe                     Quarters/            Current
        Company                  Diameter                  Moortype             Location
--------------------        ------------------        ----------------      -----------------
ETPM                              60                     266-Conv               North Sea
ETPM                              60                     236-Conv              Middle East
---------------------------------------------------------------------------------------------------------------
Global Industries                 36                     184-Conv                 GOM
Global Industries                 36                     190-Conv              West Africa
Global Industries                 48                     223-Conv              West Africa
Global Industries                 --                     100-Conv                 GOM
Global Industries                 60                     235-DP                   GOM
Global Industries                 48                     272-Conv               Mexico
---------------------------------------------------------------------------------------------------------------
Heerema                           --                     402-Conv                 GOM
Heerema                           --                     736-Conv              North Sea
Heerema                           --                     336-Conv               Far East
Heerema/1/                        --                     207-Conv               Far East
---------------------------------------------------------------------------------------------------------------
Hyundai                           64                     274-Conv               Far East
Hyundai                           --                     250-Conv              Black Sea
---------------------------------------------------------------------------------------------------------------
Jupiter                           --                     279-DP                 GOM
Jupiter                           10                     147-DP                Venezuela
Jupiter                           60                     275-Conv               Mexico
Jupiter                           60                     224-Conv              Far East
Jupiter                           72                     276-Conv              Far East
Jupiter                           60                     222-Conv                GOM
Jupiter                           42                     234-DP                  GOM
Jupiter/2/                         8                     208-Conv               Mexico
Jupiter                           72                     370-Conv               Mexico
Jupiter/2/                        48                     200-Conv               Mexico
Jupiter                           60                     220-Conv              Far East
Jupiter/2/                        48                     215-Conv               Mexico
Jupiter                           48                     234-Conv               Mexico
---------------------------------------------------------------------------------------------------------------
National Petroleum Const.         60                     200-Conv              Middle East
National Petroleum Const.         --                     200-Conv              Middle East
---------------------------------------------------------------------------------------------------------------
Nippon Steel                      60                     232-Conv               Far East
Nippon Steel                      60                     232-Conv               Far East
---------------------------------------------------------------------------------------------------------------
Saipem/3/                         56                     339-Conv              West Africa
Saipem                            48                     215-Conv                Far East
Saipem                            --                     800-DP                 North Sea


Source: Offshore Data Services.

-------------------------------------------
/1/   To be scrapped.
/2/   Jupiter joint venture with Protexa (CMM)
/3/   Saipem joint venture with bouygues Offshore (SaiBos).

Overview of Fabrication Operations
--------------------------------------------------------------------------------


Jupiter has fabrication facilities located at most of the world's key offshore petroleum producing regions. Jupiter's fabrication facilities are equipped with covered fabrication facilities, rolling mills and wide variety of mostly movable heavy duty construction equipment. This equipment included cranes, welding equipment, machine tools and robotic and other automated equipment. Jupiter can construct a full spectrum of offshore structures; from conventional jacket-type fixed platforms, to deepwater platforms using compliant tower, tension-leg floating production platform and spar technology.

Map of the world showing             . Jupiter has six fabrication facilities.
the locations of the                    - Morgan City, Louisiana /1/
Company's six fabrication
facilities                              - Corpus Christi, Texas

                                        - Inverness, Scotland

                                        - Batam Island, Indonesia (Off
                                          Singapore coast)

                                        - Jebel Ali, UAE

                                        - Veracruz, Mexico

                                      . Jupiter has a joint venture (BarMac)
                                        with the Brown & Root Energy Services
                                        unit of Halliburton which was formed in
                                        1995 in order to combine Jupiter's
                                        Inverness and Brown & Roots's Nigg
                                        fabrication operations in Scotland.


-------------------------------
/1/ Principal domestic location and offshore base covering 1,114 acres.

--------------------------------------------------------------------------------


 .  Jupiter's GOM facility competes at the high end of the fabrication market.
   With a higher cost structure than some of its smaller Gulf Coast competitors. Jupiter is most competitive on large jacket (>300 feet) or topside projects. Jupiter's Middle East and Far East facilities have cost structures similar to those of their regional competitors.

 . The market shift away form large fixed platforms in the GOM and North Sea has had a significant, adverse impact on Jupiter, a company ideally positioned for such work. Fixed platforms continue to be used widely in the Far East and Middle East.

 . Based on management's view that no large GOM platform jackets would be fabricated for the foreseeable future, the Company wrote off most of its Morgan City jacket fabrication equipment during the quarter ended December 31, 1998. Although Jupiter plans to exit this segment, the Company could quickly reenter the market if demand were to materialize.

 . Jupiter's fabrication yard in Morgan City is well suited for the fabrication of large topsides. Management anticipates serving both the Gulf of Mexico and West Africa markets from this facility.

 . Jupiter operates one of only two significant fabrication facilities in the Middle East. The other is operated by NPCC, the Abu Dhabi national oil company. Management views local fabrication as a necessity to be competitive the Middle East.

Jupiter Revenues And Gross Profit By Region
----------------------------------------------------------------------
(Dollar amounts in millions)


                                                       Fiscal Year Ending March 31
                                    ---------------------------------------------------------------------
                                       1996        1997        1998        1999P       2000E       2001E
                                    --------    --------    --------     --------    --------    --------
Revenues
--------
   North America                   $  407.2    $  504.7    $  657.9     $  534.8    $  322.4    $  331.1
   Far East                           206.6       221.2       336.7        384.5       231.5       504.4
   Middle East/1/                     155.2       192.6       345.1        243.7       165.1/1/    268.5
   Central And South America/2/         4.6        30.9        32.7         28.5        30.8        31.8
   West Africa                           --          --          --           --          --          --
   Europe                             479.7       361.5       378.0         78.2        15.9         3.1
   Mentor (Subsea)                      0.6         2.8         6.5          9.5        32.6        37.3
   Jupiter Engineering                 30.8        91.2       124.6         51.6        26.5        37.6
   Other/Eliminations                 (25.2)        3.6       (26.1)       (37.9)       14.9        14.3
                                    --------    --------    --------     --------    --------    --------
       Total                       $1,259.4    $1,408.5    $1,855.5     $1,293.0    $  839.8    $1,228.1
                                    ========    ========    ========     ========    ========    ========

Gross Profit/3/
---------------
   North America                   $   56.7    $   45.0    $   89.9     $   70.9    $   51.4    $   37.2
   Far East/4/                         31.3        18.1         4.3         72.1        26.9        50.1
   Middle East                         19.8        21.8        48.8         55.5        31.2        30.3
   Central And South America/2/         1.1         3.3         4.6          4.1         7.6         8.1
   West Africa                           --          --          --           --          --          --
   Europe                              62.0        20.9        43.2          6.2         0.1        (0.4)
   Mentor (Subsea)                     (0.0)        0.3         1.0          1.8         5.0         5.4
   Jupiter Engineering                  4.0        11.6         8.3          2.3        (0.7)        5.2
   Other/Eliminations                 (18.5)        3.7        13.1          0.6         3.2         3.7
                                    --------    --------    --------     --------    --------    --------
       Total                       $  156.3    $  124.8    $  213.2     $  213.4    $  124.6    $  139.6
                                    ========    ========    ========     ========    ========    ========


Source: Jupiter management.

---------------------------------------------
/1/ The significant increase in Middle East revenues projected for fiscal 2001 without an increase in gross profit is driven by changes in procurement. Fiscal 2000 includes $56 million of procurement revenues at a 7 percent gross margin while fiscal 2001 includes $148 million of procurement revenues at a 2 percent gross margin.
/2/  Includes Mexican operations.
/3/  After depreciation expense.
/4/ Gross profit from the Far East in fiscal 1999 includes the reversal of a $7 million reserve expensed in fiscal 1998 related to anticipated contract performance.

North America Market Situation
--------------------------------------------------------------------------------



 . Management anticipates that the North American market for traditional installation and fabrication services will continue to deteriorate. Based on the current environment, the greatest potential for a recovery in Jupiter's North American operations comes from exposure to deepwater projects.

 . Management estimates that approximately 60 percent of North America revenues are related to deepwater or subsea work. Much of this deepwater work is the fabrication of topsides for production systems or revenues from the DB 50, Jupiter's dynamically positioned heavy lift J Lay barge.

 . Jupiter had been a major competitor the business of fabricating large jackets. Because management currently sees no large jacket projects on the horizon, Jupiter plans to exit the jacket business, lower the Morgan City facility's cost structure, and focus on topside fabrication work.

 . The Morgan City fabrication yard is currently not very busy because of the way jobs were bid several months ago. Jupiter had anticipated working on two very large jobs, one for Amoco and one for Shell (one cancelled and one deferred). As a result, management did not bid aggressively for other work.

 . Management estimates that Jupiter's installation market share was 22 percent during FY1998 based on barge days. As the total number of barge days declined from 4,253 to 2,970 from FY1998 to FY1999, Jupiter's market share increased to 44 percent.

 . 66 percent of projected FY2000 barge days, representing approximately 80 percent of projected North American barge gross profit, is already booked.

 . Marine work to be awarded during the next 12 months has dropped considerably in recent months. Barge operating days are projected to decline from 3,000 to 2,400 from fiscal 2000 to fiscal 2001 (20 percent). Deepwater projects tend to have some visibility, but numerous smaller projects "pop up" as they do in the Middle East market.

Far East Market Situation
--------------------------------------------------------------------------------


 .   Virtually all of Jupiter's Far East revenues are generated by traditional shallow water/shelf projects.


 .   The Far East market is driven by major projects (mostly natural gas) that tend to be visible relatively far in advance of the date when the project is awarded.

 .   In recent years, the Far East market had been characterized by EPIC-type contracts.

 .   The Far East market is currently very slow, except for a few major projects that have been in the planning stages for a considerable period of time.

 .   If Jupiter is not awarded a large upcoming Shell job, the Company may shut down its Far East fabrication facility and serve the Far East market from its Middle East fabrication yard.

 .   Competitors are bidding extremely aggressively for any fabrication work.

Middle East Market Situation
--------------------------------------------------------------------------------


 . As in the Far East, all of Jupiter's historical and current work in the Middle East is related to traditional work in shallow water/shelf areas.

 . Unlike the Far East market, however, the Middle East market offers the potential for a large number of smaller jobs that can "pop up" on relatively short notice.

 .  The outlook for fabrication work over the next few years is relatively good.
   The fabrication projects expected to be awarded over the next several months represent a fairly stable level of activity for Jupiter.

 .  Management estimates that Jupiter's average fabrication market share since
   1996 has been 58 percent. The Company's financial projections for Middle East fabrication are conservatively based on an assumed market share of 46 to 47 percent.

 . The Middle East marine market is currently flat. Competitors can change from year to year, but large vessels are unlikely to mobilize from the North Sea or other areas for a single project.

West Africa and North Sea Market Situations
--------------------------------------------------------------------------------

 .   With the dissolution of the ETPM and HeereMac JVs, Jupiter is no longer restricted from competing in the West Africa and North Sea markets.

 .   In the marine segment, Jupiter intends to be a deepwater and subsea contractor in the West Africa market, including offshore Nigeria, Ivory Coast, Angola and Equatorial Guinea. The Company will avoid competing against smaller players for the lower margin work in the shallower waters.

 .   The fabrication of production modules for West Africa will be done at the
    Morgan City yard or in Jebel Ali. Most of the modules used for West African production systems are fabricated at Gulf Coast yards, although management feels that a local presence in West Africa may be necessary to be competitive for certain work.

 .   Management estimates the size of the West Africa fabrication and marine markets each to be approximately $400 million per year.

 .   Jupiter's highest probability of securing North Sea business is in the pipeline construction segment.

Central and South America Market Situation
--------------------------------------------------------------------------------



 . Jupiter's deepwater and subsea experience and engineering/project management capabilities are well suited for the offshore Brazil market. In addition, management considers Venezuela and Trinidad to be good potential markets.

 . To be competitive in the large market for topside modules in Brazil, Jupiter will need to establish some kind of local Brazilian component. In addition to obtaining a local fabrication capability, Jupiter would be interested in acquiring a local engineering company.

 . Management estimates the Central and South American fabrication markets in which the Company could compete to be approximately $200 million per year.

Worldwide Historical Rig Counts
--------------------------------------------------------------------------------

                             Contracted Rig Count:
                                      GOM

Graphs of worldwide offshore rig counts by month from February 1994 to February 1999; regions shown: Gulf of Mexico, Far East, Middle East, Latin America, Europe and Africa
                        Recent/1/
                         Peak     Latest   Chance
                        ------    ------   ------
                Jackup     116        80     (31%)
                Semi        33        29     (12%)


                           Contracted Rig Count:
                                   Far East

                        Recent/1/
                         Peak     Latest   Chance
                        ------    ------   ------
                Jackup      40        30     (25%)
                Semi        18        11     (39%)


                             Contracted Rig Count:
                                  Middle East

                        Recent/1/
                         Peak     Latest   Chance
                        ------    ------   ------
                Jackup      39        34     (13%)
                Semi         2         2       0%


                             Contracted Rig Count:
                                 Latin America

                        Recent/1/
                         Peak     Latest   Chance
                        ------    ------   ------
                Jackup      24        16     (33%)
                Semi        19        17     (11%)


                             Contracted Rig Count:
                                    Europe

                        Recent/1/
                         Peak     Latest   Chance
                        ------    ------   ------
                Jackup      43        41      (5%)
                Semi        49        39     (20%)


                             Contracted Rig Count:
                                    Africa

                        Recent/1/
                         Peak     Latest   Chance
                        ------    ------   ------
                Jackup      30        20     (33%)
                Semi        16        12     (25%)


Source: Offshore Data Services.

---------------------------------
/1/ Since December 1997

Jupiter's Deepwater And Subsea Experience
--------------------------------------------------------------------------------

 .   During the 1990s, Jupiter has played a significant role in 18 major deepwater projects in water depths of at least 1,000 feet. Many of these projects included the front end engineering and design work, as well as the fabrication and installation work.

 .   Jupiter has completed 18 pipeline projects in water depths greater than
    1,000 feet.

 .   BP Foinhaven development in 400 to 600 meter water depth exemplifies
    Jupiter's capabilities: Jupiter was responsible for project management, design, engineering, procurement and installation of total subsea system (trees, flowlines, risers, etc.) as well as design, procurement and supervision of hook-up and commissioning of the 95,000 bopd topsides and turret.

 .   Chevron Genesis Spar is another example: Jupiter provided topsides design, fabrication and equipment procurement; conceptual riser design services and detailed review; installation of the spar mooring system, hull and topsides facility; and hook-up and commissioning services.

 .   Jupiter has completed 40 subsea projects since 1995.

Summary Of Major Trends In Jupiter's Business
--------------------------------------------------------------------------------

 .   Worldwide exploration and production activity has experienced a major decline as oil and gas prices remain at depressed levels. This environment has curtailed activity in all segments of the market, but has had particularly strong repercussions on higher cost offshore projects. The market for GOM shelf fixed platforms, where Jupiter has been a major competitor, is declining.

 .   Jupiter's market is undergoing a fundamental change as operators increasingly opt for floating structures and subsea completions in place of large fixed platforms. Improving subsea and floating production technology combined with shift of activity toward deeper waters is driving this trend.

 .   Jupiter's traditional business of fabricating and installing large jackets is shifting more toward the fabrication and installation of topside structures and production equipment. Floating production systems and subsea completions still require topside equipment.

 .   Competition among shallow water construction vessels has increased as activity has declined and the business has become increasingly viewed as a commodity.

 .   Geographically, the markets with significant deepwater areas have the highest growth prospects. The deepwater Gulf of Mexico, the deepwater areas off West Africa and offshore Brazil are becoming increasingly important to Jupiter.

 .   Competition from fabrication contractors in Asia has become extremely intense.

Jupiter Quarterly Backlog Since March 31, 1994
--------------------------------------------------------------------------------

 .   Jupiter's current backlog of $556 million is 51 percent below the average backlog for the last five years of $1.1 billion, and 24 percent below the five-year low-point at December 31, 1995 of $734 million.

    Graph of the Company's quarterly backlog expressed in millions of dollars from March 1994 to December 1998; backlogs at March 31, 1994, 1995, 1996, 1997, 1998 and at December 31, 1998 were $1,054 million, $1,003 million, $978 million, $1,760 million, $1,267 million and $556 million, respectively.

Summary Of Jupiter's Current Strategy
--------------------------------------------------------------------------------

 .   Increase focus on deepwater and subsea. Jupiter already has a significant exposure to deepwater and subsea markets (management estimates that greater than 50 percent of GOM vessel operating days are related to such acitiviy). During January and February 1999, Jupiter carved out its subsea and deepwater expertise and centralized it in Mentor Subsea, a division focused exclusively on these markets worldwide.

 .   Compete in markets where Jupiter has a competitive advantage. Jupiter's fleet has declined from 44 owned or JV vessels in 1997 to 16 vessels today as the Company has upgraded its fleet and focused its assets on higher margin activities. Continuing this trend, management intends to upgrade one vessel per year over the next two years with dynamic positioning ($50 to $60 million per vessel) to position Jupiter better for deepwater activity. Jupiter also plans to scrap or sell two other, less competitive vessels in the near future. On the fabrication side, Jupiter is exiting the large jacket fabrication market in pursuit of higher growth markets where Jupiter can be more competitive. For example, the Morgan City facility is well suited for fabricating topside modules for the GOM, West Africa and Brazil markets. The large vessels that had worked on large fixed platform jobs in the east will increasingly compete in the deepwater pipeline market, which is expected to be a higher growth area.

 .   Compete aggressively in geographic markets that had been limited by JVs.
    The ETPM JV, dissolved in April 1998, had prohibited Jupiter from competing in the West Africa and Brazilian markets and the North Sea market for pipeline installations. The HeereMac JV, dissolved in December 1997, had prevented Jupiter from competing for non-pipeline work in the North Sea. Jupiter has the types of vessels to compete in these markets and management is now working to establish a stronger local presence in these areas.

--------------------------------------------------------------------------------

 .   Control assets and technology. Jupiter plans to continue the progress made toward bringing its assets and technology under Jupiter control. The Company is currently working to restructure its JV with Aker Maritime and SPARs International to market SPARs.

 .   Cut costs and restruture management. During early calender 1999, an additional layer of senior management was taken out as the Company reorganized to place more emphasis on project management. Jupiter now has Eastern and Western hemisphere managers and its Mentor Subsea operating group. Virtually every senior operational manager's job description has changed since February 1997. General and administrative expense is expected to decline from $106 million in fiscal 1998 to $75 million by fiscal 2000.

 .   Selective acquistions to strengthen deepwater and subsea exposure and knowledge base. Management is considering several acquistions that would add technological expertise or additional complementary exposure to its deepwater and subsea business. In addition, Jupiter would also consider acquisitions that aided the Company in establishing a stronger base of operations in West Africa or South America.

 .   Increase value added on subsea and deepwater projects. Through its new
    Mentor Subsea operating group, Jupiter hopes to increase the engineering and project management aspects of its business. The Company believes it has the project management expertise to compete effectively as a general contractor of subsea installations. Jupiter is also considering innovative approaches to the growing subsea market, such as the leasing of floating production systems.

--------------------------------------------------------------------------------

                             Financial Performance

--------------------------------------------------------------------------------

Pro Forma Jupiter Historical Income Statements/1/
----------------------------------------------------------------------
(U.S. dollar amounts in millions, except per share)

                                             Fiscal Year Ending March 31
                                     ----------------------------------------------
                                         1996        1997        1998      1999E/2/
                                     ---------   ---------   ---------    ---------
Revenues                             $1,259.0    $1,408.5    $1,855.5     $1,293.0
Direct Costs                          1,022.5     1,183.8     1,555.3      1,021.6
                                     ---------   ---------   ---------    ---------
   Gross Profit                         236.9       224.6       300.2        271.4
   Gross Profit Margin                   18.8%       15.9%       16.2%        21.0%

SG&A Expense                            125.6       118.4       112.3        111.6
Minority Interest/(Equity Income)        (9.1)        7.8        (8.6)        (1.6)
                                     ---------   ---------   ---------    ---------
   EBITDA                               120.4        98.5       196.5        161.3
   EBITDA Margin                          9.6%        7.0%       10.6%        12.5%

Depreciation And Amortization            86.4        99.7        93.8         56.0
                                     ---------   ---------   ---------    ---------
   EBIT                                  34.0        (1.2)      102.7        105.3
   EBIT Margin                            2.7%       (0.1%)       5.5%         8.1%

Interest Expense                         43.3        41.6        30.8          8.3
Interest (Income)                        (6.1)      (16.6)      (26.3)       (33.0)
                                     ---------   ---------   ---------    ---------
   Net Interest Expense/(Income)         37.2        25.0         4.5        (24.7)

Other Expense/(Income)                   (7.6)      (20.8)       (6.0)        (8.8)
                                     ---------   ---------   ---------    ---------
   Pretax Income                          4.4        (5.5)      104.1        138.8

Income Taxes                              5.7        20.1        33.0         18.0
                                     ---------   ---------   ---------    ---------
   Net Income                        $   (1.3)   $  (25.6)   $   71.0     $  120.8
                                     =========   =========   =========    =========

Preferred Stock Dividends                 7.7         7.2         7.2          7.2
                                     ---------   ---------   ---------    ---------
   Net Income To Common              $   (9.0)   $  (32.8)   $   63.8     $  113.6
                                     =========   =========   =========    =========

Basic Shares Outstanding                 39.5        40.4        40.9         39.6
Fully Diluted Shares Outstanding         39.5        40.4        47.0         44.2

EPS (Basic)                          $  (0.23)   $  (0.81)   $   1.56     $   2.87
                                     =========   =========   =========    =========
EPS (Fully Diluted)                  $  (0.23)   $  (0.81)   $   1.51     $   2.73
                                     =========   =========   =========    =========


Note:  Totals throughout this document may not add due to rounding.


-----------------------------------
/1/  Adjusted to exclude one-time costs and incomes.
/2/ Reflects paydown of $200 million of Jupiter's $250 million 9 3/8 percent senior subordinated debt.

Jupiter Reported Quarterly Results/1/ (No Adjustments)
--------------------------------------------------------------------------------
(Dollar amounts in millions)

                                   Fiscal Year 1998 Ending March 31                          Fiscal Year 1999 Ending March 31
                          --------------------------------------------------     ---------------------------------------------------
                                                                                                                             Q4
                               Q1           Q2           Q3          Q4                Q1          Q2           Q3        Estimated
                          -----------  -----------  -----------  -----------      -----------  -----------  -----------  -----------
Revenues                     $464.6       $494.2       $452.7       $444.1          $370.6       $349.1        $313.3       $260.0
Direct Costs                  366.7        407.9        376.5        380.2           294.5        258.1         256.9        213.8
                             ------       ------       ------       ------          ------       ------        ------       ------
   Gross Profit                75.9         86.2         74.2         63.9            76.0         91.0          56.5         46.2
   Gross Profit Margin         16.3%        17.4%        16.4%        14.4%           20.5%        26.1%         18.0%        17.8%

SG&A Expense                   26.2         24.7         23.6         37.6            27.9         26.2          24.4         33.1
Equity Expense/(Income)         4.1         (2.2)       (63.6)        (8.4)          (13.5)         3.8           2.4        (10.5)
Minority Interest                 -            -            -            -               -            -             -            -
                             ------       ------       ------       ------          ------       ------        ------       ------
   EBITDA                      45.5         63.7        114.2         34.7            61.6         61.0          29.7         23.7
   EBITDA Margin                9.8%        12.9%        25.2%         7.8%           16.6%        17.5%          9.5%         9.1%

Depreciation Expense           26.2         27.2         21.1         19.3            14.3         12.9          13.1         16.0
                             ------       ------       ------       ------          ------       ------        ------       ------
   EBIT                        19.4         36.5         93.1         15.3            47.3         48.1          16.6          7.7

Interest Expense/(Income)       4.8          2.2         (0.2)        (2.3)           (5.0)        (5.1)         (4.2)        (4.3)
Loss/(Gain) On Asset Disposals (0.6)         0.6         40.3         (0.2)          (45.0)         2.0           4.2         (0.1)
Other Expense(Income)          (1.0)         0.5         (4.2)         0.5           (11.4)         0.2           0.7         (0.1)
                             ------       ------       ------       ------          ------       ------        ------       ------
   Pretax Income               16.1         33.2         57.2         17.2           108.6         51.0          15.8         12.1

Provision For Income Taxes      9.2         16.0          6.2          3.5            20.4          8.1         (16.2)        (2.4)
                             ------       ------       ------       ------          ------       ------        ------       ------
   Net Income                $  7.0       $ 17.2       $ 51.0       $ 13.8          $ 88.4       $ 42.9        $ 32.0       $ 14.5
                             ======       ======       ======       ======          ======       ======        ======       ======
Preferred Dividends             1.8          1.8          1.8          1.8             1.8          1.8           1.8          1.8
                             ------       ------       ------       ------          ------       ------        ------       ------
   Net Income To Common      $  5.2       $ 15.4       $ 49.2       $ 12.0          $ 86.6       $ 41.1        $ 30.2       $ 12.7
                             ======       ======       ======       ======          ======       ======        ======       ======
Basic Shares Outstanding       40.7         41.0         41.1         40.9            40.7         39.7          39.0         39.0
Diluted Shares Outstanding     46.7         47.0         47.1         47.0            46.8         45.6          45.0         45.0

Basic EPS                    $ 0.13       $ 0.38       $ 1.20       $ 0.29          $ 2.13       $ 1.04        $ 0.77       $ 0.33
                             ======       ======       ======       ======          ======       ======        ======       ======
Diluted EPS                  $ 0.15       $ 0.37       $ 1.08       $ 0.29          $ 1.89       $ 0.94        $ 0.71       $ 0.32
                             ======       ======       ======       ======          ======       ======        ======       ======


--------------------------------------
Not adjusted to exclude one-time items.

Pro Forma Jupiter Historical And Projected Income Statements/1/
--------------------------------------------------------------------------------


                                                               Fiscal Year Ending March 31
                                        ---------------------------------------------------------------
                                                                        2000P/2,3/
                                                                 ------------------------
                                                                  Initial       Revised
                                          1998       1999E/3/    Projection    Projection     2001P/3/
                                       ----------  ----------    ----------    ----------   ---------
Revenues                               $  1,855.5  $  1,293.0    $    839.8    $    839.8   $ 1,228.1
Direct Costs                              1,555.3     1,021.6         686.7         659.7     1,040.7
                                       ----------  ----------    ----------    ----------   ---------
   Gross Profit                             300.2       271.4         153.0         180.0       187.4
   Gross Profit Margin                       16.2%       21.0%         18.2%         21.4%       15.3%

SG&A Expense                                112.3       111.6          86.4          86.4        86.2
Minority Interest/(Equity Income)            (8.6)       (1.6)         (6.1)         (6.1)       (7.3)
                                       ----------  ----------    ----------    ----------   ---------
   EBITDA                                   196.5       161.3          72.8          99.8       108.5
   EBITDA Margin                             10.6%       12.5%          8.7%         11.9%        8.8%

Depreciation And Amortization                93.8        56.0          55.4          55.4        47.8
                                       ----------  ----------    ----------    ----------   ---------
   EBIT                                     102.7       105.3          17.3          44.3        60.7
   EBIT Margin                                5.5%        8.1%          2.1%          5.3%        4.9%

Interest Expense                             30.8         8.3           7.1           7.1         6.8
Interest Income                             (26.3)      (33.0)        (28.6)        (28.6)      (26.7)
                                       ----------  ----------    ----------    ----------   ---------
   Net Interest Expense/(Income)              4.5       (24.7)        (21.6)        (21.6)      (19.9)

Other Expense/(Income)                       (6.0)       (8.8)         (3.8)         (3.8)       (4.0)
                                       ----------  ----------    ----------    ----------   ---------
   Pretax Income                            104.1       138.8          42.7          69.7        84.6

Income Taxes                                 33.0        18.0          10.0          16.8        18.9
                                       ----------  ----------    ----------    ----------   ---------
   Net Income                          $     71.0  $    120.8    $     32.7    $     53.0   $    65.7
                                       ==========  ==========    ==========    ==========   =========

Preferred Stock Dividends                     7.2         7.2           7.2           7.2         7.2
                                       ----------  ----------    ----------    ----------   ---------
   Net Income To Common                $     63.8  $    113.6    $     25.5    $     45.8   $    58.5
                                       ==========  ==========    ==========    ==========   =========

Basic Shares Outstanding                     40.9        39.6          39.0          39.0        39.0
Diluted Shares Outstanding                   47.0        44.2          45.0          45.0        45.0

EPS (Basic)                            $     1.56  $     2.87    $     0.65    $     1.17   $    1.50
                                       ==========  ==========    ==========    ==========   =========
EPS (Diluted)                          $     1.51  $     2.73    $     0.73    $     1.18   $    1.46
                                       ==========  ==========    ==========    ==========   =========

---------------------------------
/1/ Adjusted to exclude one-time costs and revenues.
/2/ Initial projection was based on field estimates. Revised projection is based on field level estimates as adjusted by senior management.
/3/ Reflects paydown of $200 million of Jupiter's $250 million 9 3/8 percent senior subordinated notes

Summary Of Jupiter Historical Consolidated Balance sheets
--------------------------------------------------------------------------------
(Dollar amounts in millions)


                                                                     At march 31                              At 12/31/98
                                                     ----------------------------------------------    ---------------------------
                                                         1995        1996        1997         1998      Reported     Pro Forma/1/
                                                     ---------    --------    --------     --------    ----------   --------------
Assets
------
Cash And Equivalent                                  $   52.2    $  166.4    $  212.3     $  152.0      $  123.3         $  123.3
Investments In Debt Securities                             --          --          --        543.7         752.1            522.1
Accounts Receivable                                     334.1       297.3       357.9        298.9         223.4            223.4
Contracts In Progress                                    54.9       181.4        81.7         71.1          45.1             45.1
Other Current Assets                                     28.8        57.3        39.9         45.6          30.6             30.6
                                                      -------     -------     -------      -------       -------          -------
   Total Current Assets                                 470.1       702.3       691.8        567.7       1,174.5            944.5

Property, Plant And Equipment                         1,504.7     1,186.2     1,200.2      1,182.4         975.6            975.6
Accumulated Depreciation                               (910.6)     (793.8)     (819.1)      (839.3)       (696.8)          (696.8)
                                                      -------     -------     -------      -------       -------          -------
  Net Property, Plant And Equipment                     594.2       392.4       381.1        343.2         278.8            278.8

Goodwill                                                245.2       316.9       304.0         22.2          11.7             11.7
Investment In Unconsolidated Affiliates                 105.3        72.8        72.7         29.1          14.6             14.6
Other Assets                                             67.5        53.3        57.1         43.0          36.0             36.0
                                                      -------     -------     -------      -------       -------          -------
  Total Assets                                       $1,482.3    $1,537.7    $1,506.8     $1,548.7      $1,515.6         $1,285.6
                                                      =======     =======     =======      =======       =======          =======

Liabilities And Stockholders' Equity
------------------------------------

Current Portion Of Long-term Debt                    $   95.6    $   96.1    $  124.6     $   31.3      $    4.9         $    4.9
Accounts Payable                                        141.4       151.2       153.0        171.2         122.8            122.8
Accrued Liabilities                                     158.9       190.3       179.4        243.4         216.9            216.9
Deposits And Advanced Billings                           62.5        66.6        93.1         91.5          70.1             70.1
Income Taxes Payable                                     38.4        28.7        22.3         23.1          31.2             31.2
                                                      -------     -------     -------      -------       -------          -------
  Total Current Liabilities                             496.7       532.9       572.4        560.5         446.0            446.0

Long-term Debt And Notes Payable                         93.9       114.5       275.5        245.8         245.8             45.8
Notes Payable                                           231.0       231.0          --           --            --               --
Deferred Taxes                                           44.7        50.0        42.6         47.0          26.6             26.6
Other Liabilities                                        56.5        55.4        65.4         78.9          64.1             64.1

Preferred Stock                                         160.0       160.0       160.0        160.0         160.0            160.0
Common Stock                                            399.5       393.9       395.0        456.6         573.1            543.1
                                                      -------     -------     -------      -------       -------          -------
  Total Stockholders' Equity                            559.5       553.9       551.0        616.6         733.1            703.1
                                                      -------     -------     -------      -------       -------          -------
  Total Liabilities and Stockholders' Equity         $1,482.3    $1,537.7    $1,506.8     $1,548.7      $1,515.6         $1,285.6
                                                      =======     =======     =======      =======       =======          =======


-----------------------------------
/1/ Pro Forma to reflect the retirement of $200 million of $250 million outstanding 9 3/8 percent senior subordinated notes via tender offer at a total cost of $230 million.

HeereMac-Related Litigation Is A Material Contingent Liability of Jupiter
------------------------------------------------------------------------------

  . Simmons has requested, but has not been granted, an interview with Mars or Jupiter personnel to review this issue.

  . Key issues are: (i) amount of liability; and (ii) relative liability of Jupiter and Mars.

March 1997     .  Mars and Jupiter investigate allegations of anti-competitive acts involving worldwide heavy-lift activities by a limited number of former employees of Mars, Jupiter, Heerema Offshore
                  Construction Group, Inc. ("Heerema") and others, relating to the joint venture, HeereMac, owned by Jupiter and Heerema.

               . Mars and Jupiter notify the Antitrust Division of the U.S. Department of Justice ("DOJ") and the European Commission ("EC"). Proactive stance resulted in both Mars and Jupiter being granted immunity from criminal prosecution by the DOJ.

December 1997  .  HeereMac joint venture terminated.

               . HeereMac and a HeereMac employee plead guilt to criminal charges by the DOJ regarding a conspiracy to rig bids in connection with the heavy-lift business in the GOM, North Sea and Far East. HeereMac fined $49.0 million; HeereMac employee fined $100,000. No Mars or Jupiter-related persons were a party to these proceedings.

               . DOJ requests additional information regarding possible anti-competitive activity in the marine construction business of Mars-ETPM East, Inc., a joint venture between Jupiter and ETPM S.A. The U.S. Securities and Exchange Commission ("SEC") also requests information related to these matters.

April 1998     .  Mars-ETPM joint venture terminated.

June 1998      .  In two separate cases, Phillips Petroleum Company ("Phillips")
                  (and certain other parties) and Shell Offshore, Inc. ("Shell")
                  (and certain other parties) filed suit in the U.S. District
                  Court for the Southern District of Texas against Mars,
                  Jupiter, Mars-ETPM, Inc. HeereMac, Heerema and other related parties in connection with certain offshore transporation and installation projects in the GOM, North Sea and Far East. The plaintiffs seek actual damages, injunctive relief, attorneys' fees, punitive and treble damages.

November 1998  .  In a Salomon Smith Barney equity research report, the estimate of the contingent liability of Jupiter is stated as $30-$150 million on a present value basis.

January 1999   .  The U.S. District Court dismisses without prejudice, due to the court's lack of subject matter jurisdiction, the claims of the Phillips plaintiffs relating to the alleged injuries sustained on any foreign projects.

               . Salomon Smith Barney estimate revised to $175 million. Lazard Freres reported there are a total of 15 plaintiffs in two law suits.